UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                               Teekay Corporation
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                   Y8564W 10 3
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                                 (CUSIP Number)

                               Cora Lee Starzomski
                               Belvedere Building
                                69 Pitts Bay Road
                             Pembroke HM 08, Bermuda
                               Tel: (441) 400-7716
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 31, 2008
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

                                  SCHEDULE 13D

---------------------                                      ---------------------
CUSIP No. Y8564W 10 3                                      Page 2 of 6 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Resolute Investments, Ltd.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      OO
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bermuda
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                        7     SOLE VOTING POWER


    NUMBER OF           --------------------------------------------------------
      SHARES            8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                 30,431,380
       EACH             --------------------------------------------------------
    REPORTING           9     SOLE DISPOSITIVE POWER
      PERSON
       WITH
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                             30,431,380
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      30,431,380
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      41.8%
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14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
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

                                  SCHEDULE 13D
---------------------                                      ---------------------
CUSIP No. Y8564W 10 3                                      Page 3 of 6 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Path Spirit Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      England
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER


    NUMBER OF           --------------------------------------------------------
      SHARES            8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                 30,431,380
       EACH             --------------------------------------------------------
    REPORTING           9     SOLE DISPOSITIVE POWER
      PERSON
       WITH
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                             30,431,380
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      30,431,380
--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      41.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO
--------------------------------------------------------------------------------

Item 1. Security and Issuer

      This Amendment No. 2 to Schedule 13D amends Amendment No. 1 filed on March 31, 2005 and Schedule 13D filed on December 26, 2002 and relates to shares of the common stock, $0.001 par value per share, of Teekay Corporation, a corporation organized under the laws of the Republic of The Marshall Islands (the "Issuer"), with principal executive offices at Belvedere Building, 4th Floor, 69 Pitts Bay Road, Hamilton HM 08, Bermuda.

Item 2. Identity and Background

      This Schedule 13D relates to and is filed on behalf of the following reporting persons:

      o Resolute Investments, Ltd., a Bermudian exempt company ("Resolute"), with its principal offices at Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda; and

      o Path Spirit Limited, an English company limited by guarantee ("Path"), with its principal offices at 10 Norwich Street, London, EC4A 1BD, United Kingdom.

      Resolute is wholly owned by Kattegat Limited, a Bermudian exempt company with its principal offices at Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda. Kattegat Limited is wholly owned by The Kattegat Trust (the "Trust"), a Bermudian charitable trust, the trustee of which is Kattegat Private Trustees (Bermuda) Limited (the "Trustee"), a Bermudian trust company with its principal offices at 2 Reid Street, Hamilton HM 11, Bermuda. Path is the trust protector for the Trust. The Trustee is wholly owned by The Lund Purpose Trust, a Bermudian purpose trust formed for the sole purpose of holding the shares of the Trustee.

      Resolute is managed by Thomas K.Y. Hsu , a Director and its President, Cora Lee Starzomski, a Director and its Treasurer, and Peter Antturi, a Director and its Vice President.

      The member directors of Path are Axel Karlshoej, Svend Erik Kjaergaard and Arthur Coady.

      In the past five years, none of Resolute, Kattegat Limited, the Trust, the Trustee, Kattegat Purpose Trust II or Path, nor any of the directors and executive officers named above has been convicted in a criminal proceeding or been a party to any action as a result of which it, he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

      Thomas K.Y. Hsu is a director of CNC Industries, which is an affiliate of the Expedo Group of Companies that manages a fleet of six vessels and whose address is Bloc A, 5 impasse de la Fontaine, MC 98000 Monaco. Mr. Hsu has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988. Mr. Hsu is also a director of the Issuer. Mr. Hsu is a citizen of the United Kingdom.

      Cora Lee Starzomski's business address is Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda. Ms. Starzomski is a managing director of Kattegat Limited, whose address is Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda. Ms. Starzomski is a citizen of Canada.

      Peter Antturi's business address is 1688 152nd Avenue, Suite 301, Surrey, B.C., V4A 4N2 Canada. Mr. Antturi is a business advisor. Mr. Antturi is a citizen of Canada.

      Axel Karlshoej is the President and a director of Nordic Industries, a California general construction firm whose address is 1437 Furneaux Road, Marysville, California, USA, 95901. Mr. Karlshoej is also a director of the Issuer. Mr. Karlshoej is a citizen of Denmark.

      Arthur F. Coady's business address is #2 Resolute Road, P.O. Box N-7776, Lyford Cay, NP, Bahamas. Mr. Coady is a citizen of Canada.

      Svend Erik Kjaergaard's business address is Nylandsvej 23, Vildbjerg 7480, Denmark. Mr. Kjaergaard is the president of Melgaard Farm. Mr. Kjaergaard is a citizen of Denmark.

Item 3. Source and Amount of Funds or Other Consideration

      In 2002, Resolute Investments, Inc., a Bahamian corporation, acquired the Issuer's securities from the previous beneficial owners, Cirrus Trust and JTK Trust, pursuant to a reorganization of their holdings. In connection with the reorganization in 2002, The Kattegat Trust Company Limited, as the trustee of the predecessor trust to the Trust, became the ultimate controlling person of Resolute Investments, Inc. On June 21, 2007, Resolute Investments, Inc. transferred to Concord Equity Inc. ("Concord"), an entity controlled by The Kattegat Trust Company Limited, for no consideration 2,200,000 shares of the Issuer's common stock. On October 22, 2007, Resolute Investments, Inc. redomiciled to Bermuda and changed its name to Resolute Investments, Ltd. On March 31, 2008 Path replaced The Kattegat Trust Company Limited as the trust protector of the Trust. Accordingly, as the protector of the Trust with the voting and dispositive power over the shares of the Issuer's common stock held by Resolute, Path became the ultimate controlling person of Resolute.

Item 4. Purpose of Transaction

      The reporting persons acquired the Issuer's securities as part of the transactions described in Item 3 above for investment purposes. The reporting persons have no plan or proposal that relates to, or would result in, any of the items set forth in the instructions to this Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

      Resolute is the record and beneficial owner and has shared voting and dispositive power with respect to 30,431,380 shares of the common stock of the Issuer, representing approximately 41.8% of the Issuer's outstanding common stock. On June 21, 2007, Resolute Investments, Inc. transferred 2,200,000 shares of the common stock of the Issuer to Concord, which is controlled by The Kattegat Trust Company Limited. Before this transfer, Resolute Investments, Inc. owned 32,631,380 shares of the common stock of the Issuer. As the ultimate controlling person of Resolute, Path is joining in this Schedule 13D as a reporting person with respect to 30,431,380 shares of the common stock of the Issuer, representing approximately 41.8% of the Issuer's outstanding common stock. However, the filing of this Schedule shall not be construed as an admission that Path is, for any purpose, the beneficial owner of any of such shares of common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) involving the reporting persons with respect to the securities of the Issuer. None of the subject securities have been pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the subject securities.

Item 7. Material to Be Filed as Exhibits

      Joint Filing Agreement, dated as of March 31, 2008, between the Reporting Persons.

                                   SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

      Date: April 2, 2008


                                        RESOLUTE INVESTMENTS, LTD.

                                        By: /s/ Cora Lee Starzomski
                                            ------------------------------------
                                            Name: Cora Lee Starzomski
                                            Title: Director


                                        PATH SPIRIT LIMITED

                                        By: /s/ Arthur F. Coady
                                            ------------------------------------
                                            Name: Arthur F. Coady
                                            Title: Director

                             JOINT FILING AGREEMENT

      This JOINT FILING AGREEMENT, dated as of March 31, 2008, is between Resolute Investments, Ltd. and Path Spirit Limited (collectively, the "Joint Filers").

      WHEREAS, pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

      NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree as follows:

      1. The Amendment No. 2 to Schedule 13D with respect to the shares of Teekay Corporation (the "Company") (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

      2. Each of the Joint Filers is eligible to use Schedule 13D for the filing of information therein.

      3. Each of the Joint Filers is responsible for the timely filing of Amendment No. 2 to Schedule 13D and any future amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

      4. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

                     [Signatures are on the following page]

      IN WITNESS WHEREOF, each of the undersigned has caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.


                                        RESOLUTE INVESTMENTS, LTD.

                                        By: /s/ Cora Lee Starzomski
                                            ------------------------------------
                                            Name: Cora Lee Starzomski
                                            Title: Director


                                        PATH SPIRIT LIMITED

                                        By: /s/ Arthur F. Coady
                                            ------------------------------------
                                            Name: Arthur F. Coady
                                            Title: Director